SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number     000-21731

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended:         September 30, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.    Registrant Information

Full name of registrant: Highwoods Realty Limited Partnership
Former name if applicable: N/A
Address of principal executive office (Street and number): 3100 Smoketree Court, Suite 600
City, State and Zip Code: Raleigh, North Carolina 27604

Part II.    Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c) The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

Part III.    Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Highwoods Realty Limited Partnership (the “Operating Partnership”) cannot file its Quarterly Report on Form 10-Q within the prescribed time period because it expects to restate its previously reported financial results for fiscal years 2001 through 2003 included in the Operating Partnership’s 2003 annual report on Form 10-K as well as for the first quarter of 2004. As soon as the Operating Partnership has issued its historical statements and Ernst & Young LLP issues their audit opinion on those financial statements, the Operating Partnership will file an amended Form 10-K for the year ended December 31, 2003, an amended quarterly report on Form 10-Q for the quarter ended March 31, 2004, its quarterly report on Form 10-Q for the quarter ended June 30, 2004 and its quarterly report on Form 10-Q for the quarter ended September 30, 2004 with the Securities and Exchange Commission.

Part IV.    Other Information

(1) Name and telephone number of person to contact in regard to this notification

Terry L. Stevens (Chief Financial Officer of General Partner)	(919) 862-4924
(Name)	(Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Operating Partnership Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Highwoods Realty Limited Partnership

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2004	By:	Highwoods Properties, Inc., its general partner

		By:	/s/ Terry L. Stevens
Terry L. Stevens
Chief Financial Officer